News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST) 21 April 2009

Reed Elsevier announces new chairman

Reed Elsevier has today announced the appointment of Anthony Habgood to succeed Jan Hommen as chairman with effect from 1 June 2009, subject to his appointment as a member of the supervisory board of Reed Elsevier NV at an extraordinary shareholders’ meeting to be held in May.

As announced on 29 January, Mr Hommen is stepping down from Reed Elsevier at the conclusion of the Annual General Meetings on 21 and 22 April. David Reid, senior independent director, will be acting chairman until Mr Habgood takes up his position.

Commenting on the appointment, Jan Hommen said: “Tony Habgood is a seasoned company chairman with a proven track record of leadership and a wealth of boardroom and international experience across different sectors. We are very pleased to welcome Tony to Reed Elsevier.”

Anthony Habgood said: “I am delighted to be joining Reed Elsevier. It is one of the world’s leading digital professional information companies, renowned for the calibre of its management team, the professionalism of its employees, its financial strength and business performance. I am greatly looking forward to taking up the chairmanship in June.”

Mr Habgood will relinquish his positions at Bunzl plc and SVG Capital plc, of which he is chairman and a non-executive director respectively, by 1 July 2009. He will remain as chairman of Whitbread plc.

There are no further matters to be disclosed under LR 9.6.13R of the Listing Rules of the UK Listing Authority.

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For further information please contact:

Investors — Sybella Stanley: +44 (0) 20 7166 5630
Media — Patrick Kerr: +44 (0) 20 7166 5646

Notes to editors

Anthony Habgood is a British national who was educated at Cambridge and Carnegie Mellon Universities. He is currently chairman of Bunzl plc (since 1996) and Whitbread plc (since 2005), a non-executive director of SVG Capital plc (since 1996) and senior independent director of Norfolk & Norwich University Hospital Trust (since 2006).

Mr Habgood has previously held non-executive director positions at Mölnlycke Healthcare Ltd (chairman 2006-2007); Marks & Spencer plc (2004-2005); Powergen plc (1993-2001); National Westminster Bank plc (1998-2000); and Geest plc (1989-1993).

He was also previously an executive director of Boston Consulting Group Inc and Tootal Group PLC.

Mr Habgood will be paid an annual fee of £500,000, and his time commitment towards Reed Elsevier is expected to be three days per week.

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 34,000 people, including approximately 18,000 in North America. In February 2009, Reed Elsevier reported revenues for 2008 of £5,334/€6,721m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam; REN; New York: RUK and ENL.